POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Revised Construction Period of Investments

¦ EXHIBIT 99.1

<Revised Construction Period of Investments>

Installation of #5 Sintering and #5 Coke at Gwangyang Works

1. Revised Construction Period: January 2009 ~ September 2012
2. Related Disclosure : April 18, 2008

Installation of #7 CGL at Gwangyang Works

1. Revised Construction Period: August 2009 ~ March 2012
2. Related Disclosure: October 10, 2008

Installation of PGL at Pohang Works

1. Revised Construction Period: January 2009 ~ March 2012
2. Related Disclosure: October 10, 2008